Surasak Dudsdeemaytha
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

05012892

12g3-2(b) File No.82-4922

Ref No. CN. 784/2005

November 22, 2005

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SUPPL

Dear Sirs: Kasikornbank Public Co Ltd

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Summary Statement of Assets and Liabilities 1/

As at October 31, 2005

Assets	Baht	Liabilities	Baht
Cash	18,894,182,159.57	Deposits	693,840,081,546.07
Interbank and money market items	76,815,474,488.28	Interbank and money market items	22,340,988,772.24
Securities purchased under resale agreements	9,000,000,000.00	Liabilities payable on demand	5,845,843,419.87
Investments in securities, net	110,871,110,885.07	Securities sold under repurchase agreements	0.00
(with obligations Baht 15,387,070,627.22)		Borrowings	20,110,012,488.46
Credit advances (net of allowance for doubtful accounts)	579,898,822,325.00	Bank's liabilities under acceptances	727,735,277.66
Accrued interest receivables	1,372,485,200.27	Other liabilities	17,814,142,205.10
Properties foreclosed	13,009,874,204.82	Total liabilities	759,884,614,708.56
Customers' liabilities under acceptances	727,735,277.66		
Premises and equipment, net	20,751,380,485.47	**Shareholders' equity**	
Other assets	15,021,035,388.66	Paid-up share capital	
		(registered share capital Baht 30,486,146,670.00)	23,732,936,670.00
		Reserves and net profit after appropriation	38,575,380,886.85
		Other reserves and profit and loss account	13,670,198,005.19
		Total shareholders' equity	75,978,515,561.04
Total Assets	835,863,130,269.60	Total Liabilities and Shareholders' Equity	835,863,130,269.60
Customers' liabilities under unmatured bills	4,978,369,147.59	Bank's liabilities under unmatured bills	4,978,369,147.59
Total	840,841,499,417.19	Total	840,841,499,417.19

	Baht
Non-Performing Loans as at Sep 30, 2005 (Quarterly)	47,870,233,053.90
(7.81 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at Sep 30, 2005 (Quarterly)	22,393,922,351.39
Actual allowance for doubtful accounts	29,348,684,288.11
Loans to related parties	4,901,967,818.53
Loans to related asset management companies	7,400,000,000.00
Loans to related parties due to debt restructuring	4,198,412,274.98
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	94,435,984,717.55
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,710,902,583.08
Total liabilities	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	791,952,392.18
Letters of credit	13,484,116,030.76

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

Surasak Dudsdeemaytha
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 793/2005

November 24, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Prasarn Trairatvorakul
President

Ref. CN. 2105/2005

November 24, 2005

To: The President
The Stock Exchange of Thailand

Subject: Notification of Resolutions of KASIKORNBANK PUBLIC COMPANY LIMITED's Board of Directors' Meeting No.14/2548

The Board of Directors' Meeting of KASIKORNBANK PUBLIC COMPANY LIMITED ("KBank") No.14/2548 held on November 24, 2005 has resolved to acquire shares of KASIKORN ASSET MANAGEMENT Co., Ltd.("KAsset"), which is KBank's subsidiary, from Muang Thai Fortis Holding Co., Ltd ("MTH") and Muang Thai Life Assurance Co., Ltd ("MTL") at the price not exceeding Baht 170 per share. Such share acquisitions are considered as connected transaction in accordance with the Disclosure of Information and Other Acts of Listed Companies Concerning the Connected Transactions, B.E. 2546, since KBank acquires shares from connected parties. Details are as follows:

Objectives

In order to conform to KBank's strategic directions in providing full financial services to meet the diverse requirements of customers under the name, KASIKORNBANKGROUP, KBank deems it appropriate to acquire remaining KAsset's shares from other shareholders i.e Merrill Lynch Investment Managers (Channel Islands) Limited ("MLIM"), MTH, and MTL so as to hold 100% shares in KAsset.

Date of Entering Transaction and Relevant Parties

KBank will enter the transaction of acquiring KAsset's shares from MTH and MTL in November 2005 and expects to complete the transaction in December 2005.

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Characteristics of transaction

This transaction is the acquisition of 270,270 KAsset's ordinary shares from MTH and 3,333,332 KAsset's ordinary shares from MTL. KAsset's par value is 5 Baht

As of September 2005, KBank holds 71.42 percent of KAsset's total paid-up shares. MLIM holds 15.31 percent; MTH holds 1 percent; and MTL holds 12.27 percent of KAsset's total paid-up shares

KAsset is an asset management company conducting 3 main businesses namely; mutual fund, private fund, and provident fund. KAsset is 1st rank in Asset Under Management which is accounted for 15.16% as of September 2005[1] and KBank holds majority in KAsset's shares.

KAsset reports profit for 9 consecutive years and has experience in the businesses with its experienced and professional staffs. KAsset adheres to ethical rules and customers' interest while complying with the law and regulations. KAsset always considers the risk level compared with the rate of returns on investment and maintains the customers' confidentiality both internal and external.

[1] Calculated from Asset Under Management in Mutual fund as of September 30, 2005 and Asset Under Management in Private fund and Provident fund as of August 31, 2005 Source: AIMC

KAsset's Financial Statement as of June 30, 2005

Balance Sheet

	Unit : Baht
Assets	
Cash and cash equivalent	53,502,439
Investment in bond and equity	
Current investment-Net	451,641,701
Long-term investment-Net	76,075,577
Fee receivable	95,790,068
Other financial assets-Net	-
Premises and equipment-Net	153,965,679
Foreclosed properties-Net	1,373,080
Business Purchased-Net	294,798,829
Intangible assets-Net	2,434,977
Other assets	14,842,510
Total Assets	1,144,424,860

../4

Liabilities and Shareholders' Equity	
Account payable and accrued expenses	86,639,302
Accrued tax payables	32,177,095
Other liabilities	5,762,311
Total liabilities	124,578,708
Shareholders' equity	
Share capital	
Authorized share capital	
27,154,274 ordinary shares Baht 5 par value	135,771,370
Issued and paid-up share capital	
27,154,274 ordinary shares Baht 5 par value	135,771,370
Premium on share capital	421,215,036
Retained earnings	
Appropriated	
Legal reserve	30,532,969
Unappropriated	432,326,777
Total shareholders' equity	1,019,846,152
Total Liabilities and Shareholders' Equity	1,144,424,860

Income Statement

Revenue	
Fee and service income	417,668,327
Income from interest and dividend	7,271,672
Other income	82,202
Total revenue	425,022,201
Expenses	
Fee and service expenses	95,345,626
Operating expenses	
Personnel expenses	111,507,499
Premises and equipment expenses	19,702,379
Taxes and duties	293,979
Directors' remuneration	892,500
Amortized business purchased	26,559,775
Advertisement and promotion	14,333,932
Other expenses	9,927,795
Total expenses	278,563,485
Income before income tax	146,458,716
Income tax expenses	43,846,776
Net income	102,611,940

Source: Securities and Exchange Commission Website

Value of Consideration of the Transaction

Referring to the transaction of KAsset's shares acquisition, if KBank acquires shares from MTH and MTL at the price not exceeding Baht 170 per share, the transaction value is totaling Baht 45,945,900 and Baht 566,666,440 respectively, which is accounted for 0.06% and 0.79% of KBank's Net Tangible Assets as of September 30, 2005. In this case, KBank has sufficient internal generated cash flow for acquiring of the shares.

In the valuation process of KAsset's shares, KBank took into consideration previous acquisition of the asset management firms in the last 1-2 years. The analysis of share prices was based on three comparative methods that are financial standard in valuating share price, i.e., price per total assets under management (P/AUM), price-earnings ratio (P/E) and price per book value (P/BV). KBank deems the methods of calculation yield the appropriated value of KAsset's shares. KBank also adopted the Discount Cash Flow (DCF) method for the above valuation resulting in the estimating projected growth rate of KAsset.

Details of Connected Persons

Connected persons in KAsset's shares acquisition are as follows:

1. Muang Thai Fortis Holding Co., Ltd. (MTH), not holding KBank's share as of the closing of the Register of Shareholders on March 18, 2005

MTH is a connected party since shareholders are connected persons i.e. Mr. Banyong Lamsam, Chairman; Pol. Gen. Pow Sarasin, Vice Chairman; Mr. Banthoon Lamsam, CEO; and close relatives of KBank's directors i.e. Ms. Chanatip Chutrakul, Ms. Supanya Lamsam, M.R. Sam-aungvarn Lamsam, Ms. Varangkana Lamsam, Khunying Chatchani Chatikavanij, Ms. Supawan Panyarachun, Ms. Chujit Sibunruang, Ms. Sumanthana Mokkavej, Ms. Rujiraporn Wanglee, Mr. Yutti Lamsam, and the companies which are connected to KBank's directors i.e.

- Phatra Samphant Co., Ltd. (Connected to the Chairman and the CEO)
- Nithi Thamrong Co., Ltd. (Connected to the CEO and close relatives)
- Aran Partnership (Connected to Ms. Sujitpan Lamsam, Director)
- Sujit Partnership (Connected to Ms. Sujitpan Lamsam, Director)

The connected persons/parties accumulatively hold 36.45% of MTH's total shares.

In addition, MTH has the director who is connected to KBank i.e. Mr. Yutti Lamsam, brother of Mr. Banyong Lamsam, KBank's Chairman.

2. Muang Thai Life Assurance Co., Ltd. (MTL), holding 0.67% of KBank's shares as of the closing of the Register of Shareholders on March 18, 2005

MTL is a connected party since its majority shareholder is MTH, holding MTL's shares in an amount of 74.99% and Mr. Banyong Lamsam, KBank's Chairman holds more shares in an amount of 0.0003% of total shares.

In addition, MTL has the director who is connected to KBank i.e. Ms. Sujitpan Lamsam, KBank's Director

<u>The Board of Directors' opinion</u>

In order to conform with KBank's strategic directions, and ensure greater flexibility in the management and control the business, for the total benefits from KBank's investment, the Board of Directors has unanimously resolved to acquire KAsset's shares from MTH and MTL at the price not exceeding Baht 170 per share by analyzing the share prices compared with the referred price of share acquisition of other asset management companies in the last 1-2 years. A Discount Cash Flow (DCF) method was also used for estimating the future growth of KAsset. KBank believes that with the promising industry growth and the strengths of KASIKORNBANKGROUP will result in the satisfied return from the investment to KBank's shareholders in long-term. The Audit Committee meeting, which was held on November 8, 2005, has the same opinion. When comparing with the transaction with other independent shareholders, the transaction is reasonable and will provide benefit to KBank.

In this regard, Mr. Banyong Lamsam, Pol. Gen. Pow Sarasin, Mr. Banthoon Lamsam, and Ms. Sujitpan Lamsam who are the interested directors and/or connected persons did not attend the meeting and conveyed no voting right in relation to the purchase of KAsset 's shares from MTH and MTL on this Agenda.

The Board of Directors adhere the highest benefits of KBank's shareholders and they believe that KBank has carefully studied the calculation of the share prices in order to assure the highest benefit of KBank's shareholders.

Please be informed accordingly.

Yours Sincerely,